

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 18, 2017

Peter Evensen
Chief Executive Officer and Chief Financial Officer
Teekay Offshore Partners L.P.
Belvedere Building, 4th Floor
69 Pitts Bay Road
Hamilton, HM 08
Bermuda

     Re: Teekay Offshore Partners L.P.
           Form 20-F for Fiscal Year Ended December 31, 2015
           Filed April 18, 2016
           File No. 001-33198

Dear Mr. Evensen:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                   Sincerely,

                   /s/ Lyn Shenk

                   Lyn Shenk
                   Branch Chief
                   Office of Transportation and Leisure